UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of October 2006

EDP- Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Reuters: Bloomberg:	EDPP.IN /EDP.N EDP PL /EDP US	ANEEL APPROVES A 13.44% TARIFF INCREASE AT BANDEIRANTE’S ANNUAL TARIFF READJUSTMENT PROCESS

INVESTOR RELATIONS

DEPARTMENT

Miguel Viana, Head of IR

Gonçalo Santos

Elisabete Ferreira

Cristina Requicha

Rui Antunes

Ricardo Farinha

Phone +351 210012834

Fax:    +351 210012899

Email: ir@edp.pt

Website: www.edp.pt

The Brazilian electricity regulator, ANEEL, approved yesterday a 13.44% annual tariff readjustment index for Bandeirante, for the period from October 2006 to September 2007.

Within an annual tariff readjustment process, ANEEL recognizes in the tariffs of the distribution companies the pass-through of some cost components incurred in the previous twelve months, namely i) the annual change in non-controllable costs (“Parcela A”) and ii) the adjustment of the controllable costs (“Parcela B”) to inflation (IGP-M) corrected by an X Factor. In addition, the regulator also recognizes financial adjustments, which usually correspond to the recovery, for a twelve months period, of the non-controllable costs incurred in the past that were not covered through the tariffs.

The granted tariff adjustment considers ANEEL’s decision regarding the appeal placed by Bandeirante for the review the regulatory asset base considered in the October 2003 tariff revision. In consequence, ANEEL temporarily increased the regulatory asset base from R$ 998 million to R$ 1,026 million (September 2003 values). This increase would become definitive in 60 days from the current date.

As such, considering the effect of the revision of Bandeirante’s regulatory asset base and the financial adjustments included in the last period’s tariffs (non-recurring items), which are associated to the recovery of tariff differences incurred in the past, the tariff readjustment results in an effective average tariff increase of 15.41%.

EDP – Energias de Portugal, S.A.    Listed Company    Head Office: Praça Marquês de Pombal,12    1250-162 Lisboa        Portugal

Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 500697256 Company Tax Number 500 697 256

EDP – Energias de Portugal, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2006

EDP- Energias de Portugal, S.A.

By:	/s/ António Luís Guerra Nunes Mexia
Name:	António Luís Guerra Nunes Mexia
Title:	Chief Executive Officer